BB 2/26

SECU 10027343 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 AND ENDING 12/31/2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MMR Investment Bankers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 North 159th Street East, Suite 200
(No. and Street)

Wichita KS 67230
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William G. Martin, Jr. 316/733-5081
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clay Thomas, PC
(Name – *if individual, state last, first, middle name*)

2038 Lexington Houston TX 77098
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section

FEB 22 2010

Washington, DC
110

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/1

OATH OR AFFIRMATION

I, William G. Martin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MMR Investment Bankers, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

SHERILL HUBERT
Notary Public - State of Kansas
My Appt Expires 3/22/2012

[signature]
Signature

President/CEO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Clay Thomas, PC [70]

ADDRESS

Number and Street	City	State	Zip Code
2038 Lexington [71]	Houston [72]	TX [73]	77098 [74]

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

Clay Thomas, P.C.
Certified Public Accountant

2038 Lexington
Houston, Texas 77098
(713) 524-8838 (office)
(713) 942-9175 (fax)

Independent Auditor's Report

To the Board of Directors
MMR Investment Bankers, Inc.
Wichita, Kansas

I have audited the balance sheet of MMR Investment Bankers, Inc. as of December 31, 2009, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of MMR Investment Bankers, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MMR Investment Bankers, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clay Thomas P.C.

Clay Thomas, P.C.

February 14, 2010

MMR INVESTMENT BANKERS, INC.
Statement of Financial Position
December 31, 2009 and 2008

Assets

	2009	2008
Current Assets		
Cash and Cash Equivalents	63,104	51,888
Accounts Receivable - Trade	-	13,855
Total Current Assets	63,104	65,743
Property and Equipment		
Furniture and Fixtures	191,154	191,154
	(190,715)	(189,439)
	439	1,715
Total Assets	63,543	67,458

Liabilities and Stockholders' Equity

	2009	2008
Current Liabilities		
Accounts Payable	20,383	39,993
Payable to Registered Representatives	-	3,508
Accrued Salaries	16,591	-
Payroll Taxes Payable	2,486	-
MMR Cafeteria Payable	1,970	-
SARSEP Payable	3,272	-
Total Current Liabilities	44,702	43,501
Stockholders' Equity		
Common Stock (150,000 authorized, $1 par, 115,000 shares issued and outstanding)	115,000	115,000
Retained Earnings (Deficit)	(96,159)	(91,043)
Total Stockholders' Equity	18,841	23,957
Total Liabilities and Stockholders' Equity	63,543	67,458

See accompanying notes to financial statements.

MMR INVESTMENT BANKERS, INC.
Statement of Operations
For the Years Ended December 31, 2009 and 2008

	2009	2008
Income From Operations		
Underwriting and Concessions	136,264	268,770
Consulting	264,210	218,133
Trustee Fees	8,849	20,278
Miscellaneous Fees	32,864	34,667
Total Income	442,187	541,848
Operating Expenses		
Bank Charges	338	192
Commissions	88,734	120,441
Data Processing	1,559	1,560
Depreciation	1,276	1,276
Dues and Memberships	340	192
Employee Benefits	35,587	35,898
Insurance and bonds	8,097	8,646
Leases	15,084	11,565
Licenses and Fees	10,092	8,760
Meetings and Training	-	4,527
Miscellaneous	545	756
Office Supplies	3,881	10,072
Postage and Delivery	154	784
Printing and Reproduction	3,891	5,276
Professional Services	19,613	14,991
Salaries	202,466	280,660
Taxes	21,508	30,340
Telephone	9,308	10,716
Travel and Entertainment	24,829	29,592
Total Expenses	447,302	576,244
Net Operating Income (Loss)	(5,116)	(34,396)
Interest Income	-	155
Net Income (Loss)	(5,116)	(34,241)
Basic Net Loss per Common Share	(0.04)	(0.30)

See accompanying notes to financial statements.

MMR INVESTMENT BANKERS, INC.
Statement of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows from operating activities		
Net Income	(5,116)	(34,396.00)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	1,276	1,276.00
Accounts Receivable	13,855	21,822.00
Accounts Payable	1,201	(35,929.00)
Interest Income	-	155.00
Total Adjustments	16,332	(12,676.00)
Net Cash provided by Operations	11,216	(47,072.00)
Cash Flows from investing activities		
Used For		
Purchase of Property and Equipment	-	-
Net Cash Used by Investing Activities	-	-
	-	-
Net cash used in investing	-	-
Cash Flows from financing activities		
	-	-
Net cash used in financing	-	-
Net increase (decrease) in cash and cash equivalents	11,216	(47,072)
Cash and cash equivalents, beginning of period	51,888	98,960
Cash and cash equivalents, end of period	63,104	51,888
Supplemental disclosures of cash flow information:		
Interest paid	-	-
Income taxes paid	-	-

See accompanying notes to financial statements.

MMR INVESTMENT BANKERS, INC.
Changes in Stockholders' Equity
For the Years Ended December 31, 2009 and 2008

	Common Stock				
	Shares	Amount	APIC	Retained Earnings	Total
Balance at December 31, 2007	115,000	$ 115,000	$ -	(56,802)	$ 58,198
Capital Contributions					$ -
Net Income/(Loss) 2008				(34,241)	$(34,241)
Balance at December 31, 2008	115,000	115,000	-	(91,043)	$ 23,957
Capital Contributions					$ -
Net Income/(Loss) 2009				(5,116)	$ (5,116)
Balance at December 31, 2009	115,000	115,000	-	(96,159)	$ 18,841

See accompanying notes to the financial statements.

MMR INVESTMENT BANKERS, INC.
Notes to the Financial Statements

1. Organization and Nature of Business

   MMR Investment Bankers, Inc. was chartered by the State of Kansas as a corporation on August 29, 1985. The purpose of the corporation is to carry on a general brokerage and financial business.

   In accordance with the regulations under the Securities Exchange Act of 1934, the Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority, and is a member of various exchanges.

2. Summary of Significant Accounting Policies

   a. Basis of Presentation

      The financial statements include the accounts of the company. The company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital business.

   b. Securities Transactions

      Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into the account and risk of the company are recorded on a trade-date basis. Customer's securities and commodities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

      Amounts receivable and payable for securities transactions that have no reached their contractual settlement date are recorded net on the statement of financial position.

   c. Commissions

      Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

   d. Statement of Cash Flows

      For purposes of the Statement of Cash Flows, the company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

   e. Allowance for Doubtful Accounts

The company has not established an allowance for doubtful accounts. No receivable has been booked until the bond purchaser has remitted the payment to the bond company. The company's collection is assured at that juncture. Historically, there have been no bad debts.

f. Property and Equipment

Property and equipment are recorded at historical cost. Maintenance and repairs are charged to costs as incurred. Expenditures for asset appreciation are capitalized. Gain or loss on retirement of property is recorded in income.

Property, furniture and equipment are depreciated on a basis consistent with that utilized for income tax preparation. Specifically, assets are depreciated over a period of 2 to 7 years on a straight-line, accelerated cost recovery system, (ACRS) and modified ACRS (MACRS) as applicable.

	2009	2008
Furniture	$ 0	$ 0
Data Processing Equipment	0	88
Office Equipment	439	1,188
Total	$ 439	$ 1,276

g. Compensated Absences

The company has a policy of two weeks paid vacation and sick leave per salaried employee per year as deemed reasonable. No amounts may be carried over to a subsequent year. No compensated absences have been accrued pursuant to this policy.

h. Income Taxes

The company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of the company's taxable income.

i. Estimates

There are no significant estimates used in the preparation of the financial statements.

3. Liabilities Subordinated to Claims of General Creditors

There was no debt under subordination agreements at December 31, 2009.

The company had no other debt as of December 31, 2009.

4. Capital Stock

A summary of the corporation's capital stock as of December 31, 2009 is as follows:

Common Stock - $ 1.00 par value
Authorized – 150,000 shares
Issued and Outstanding – 115,000 shares

5. Defined Contribution Pension Plan

The corporation ahs established a salary reduction Simplified Employee Pension (SARSEP). The SARSEP may be funded through elective deferral of employee salaries and discretionary employer contributions. The corporation made no employer contributions during 2009 and 2008.

6. Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2009, the company had a net capital of $18,402, which was $13,402 in excess of its required net capital of $5,000. At December 31, 2008, the company had a net capital of $22,242 which was $17,242 in excess of its required net capital of $5,000.

7. Financial Instruments

The company maintains three bank accounts at the same financial institution. The balances are $100, $62,904, and $100. Accounts at the institution are insured by the Federal Deposit Insurance Corporation. At December 31, 2009, there was no credit risk and no petty cash balance.

8. Earnings (Loss) per Share

Earnings (loss) per share of common stock are computed by dividing net income (loss) by the average number of common shares outstanding for the year.

Clay Thomas, P.C.
Certified Public Accountant

2038 Lexington
Houston, Texas 77098
(713) 524-8838 (office)
(713) 942-9175 (fax)

Independent Auditor's Report on Internal Accounting Control
Required by SEC Rule 17a-5

To the Board of Directors
MMR Investment Bankers, Inc.
Wichita, Kansas

In planning and performing my audit of the financial statements of MMR Investment Bankers, Inc. for the year ended December 31, 2009, I considered its internal control structure, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examination, counts, verifications and comparisons;
2. Recording of differences required by Rule 17a-13, and;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of MMR Investment Bankers, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's aforementioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which

the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that Institutional Capital Management, Inc.'s practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Clay Thomas P.C.

Clay Thomas, P.C.

February 14, 2010

MMR INVESTMENT BANKERS, INC.
Computation of Net Capital Pursuant to Rule 15C3-1
As of December 31, 2009

Total Equity From Statement of Financial Condition	18,841
Less: Non-Allowable Assets:	
Statement of Financial Condition	439
Net Capital	18,402
Computation of Basic Net Capital Requirement	
Minimum of Net Capital Required (6 2/3% of aggregate indebtedness)	1,227
Minimum Dollar Net Capital Required	5,000
Net Capital Required (Greater of Above Two Figures)	5,000
Excess Net Capital	13,402
Excess Net Capital at 1,000%	13,932
Computation Ratio of Aggregate Indebtedness to Net Capital	
Total Liabilities (Per Statement of Financial Condition)	44,702
Percentage Aggregate Indebtedness to Net Capital	243%

MMR INVESTMENT BANKERS, INC.
Schedule 1 - Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission
As of December 31, 2009

Reconciliation With Company's Computation (Including Part II of Form X-17a-5)	
Net Capital, as Reported in Company's Part II (Unaudited) Focus Report	18,403
Net Audit Adjustments	(1)
Other Items	
Net Capital Per Above	18,402

Date: 1/27/10 2:33 PM
Status: Accepted

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2009 [8004]
or if less than 12 months

Report for the period beginning ________ [8005] and ending ________ [8006]
MM DD YY MM DD YY

SEC FILE NUMBER
8-34906 [8011]

1. NAME OF BROKER DEALER

MMR, INC. [8020] N 9

OFFICIAL USE ONLY

Firm No M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

OFFICIAL USE ONLY

NAME : ________ [8053] ________ [8057]
NAME : ________ [8054] ________ [8058]
NAME : ________ [8055] ________ [8059]
NAME : ________ [8056] ________ [8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers:	(enter applicable code: 1=Yes 2=No)	2	8073
4. Respondent is registered as a specialist on a national securities exchange:	(enter applicable code: 1=Yes 2=No)	2	8074
5. Respondent makes markets in the following securities:			
(a) equity securities.	(enter applicable code: 1=Yes 2=No)	2	8075
(b) municipals	(enter applicable code: 1=Yes 2=No)	2	8076
(c) other debt instruments.	(enter applicable code: 1=Yes 2=No)	2	8077
6. Respondent is registered solely as a municipal bond dealer:	(enter applicable code: 1=Yes 2=No)	2	8078
7. Respondent is an insurance company or an affiliate of an insurance company:	(enter applicable code: 1=Yes 2=No)	2	8079
8. Respondent carries its own public customer accounts:	(enter applicable code: 1=Yes 2=No)	2	8084
9. Respondent's total number of public customer accounts: (carrying firms filing X-17A-5 Part II only)			
(a) Public customer accounts		0	8080
(b) Omnibus accounts		0	8081
10. Respondent clears its public customer and/or proprietary accounts:	(enter applicable code: 1=Yes 2=No)	2	8085

FINRA

Date: 1/27/10 2:33 PM
Status: Accepted

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing		8089
(e) Other		8090
If Other please describe:		
(f) Not applicable	1	8091

12.(a) Respondent maintains membership(s) on national securities exchanges(s):

(enter applicable code 1=Yes 2=No)	2	8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

(1) American		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

(a) Number of full-time employees	7	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	5	8102
14. Number of NASDAQ stocks respondent makes market	0	8103
15. Total number of underwriting syndicates repondent was a member	0	8104

Carrying or clearing firms filing X-17A Part II)

16. Number of respondent's public customer transactions: Actual		8105
Estimate		8106
(a) equity securities transactions effected on a national securities exchange		8107
(b) equity securities transactions effected other than on a national securities exchange		8108
(c) commodity, bond, option and other transactions effected on or off a national securities exchange		8109

Date: 1/27/10 2:33 PM
Status: Accepted

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code 1=Yes 2=No)	1	8111
18. Number of branch offices operated by respondent	0	8112
19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with , a U.S. bank (enter applicable code 1=Yes 2=No)	2	8130
(b) Name of parent or affiliate		8131
(c) Type of institution		8132
20. Respondent is an affiliate or subsidary of a foreign broker-dealer or bank (enter applicable code 1=Yes 2=No)	2	8113
21. (a) Respondent is a subsidary of a registered broker-dealer (enter applicable code 1=Yes 2=No)	2	8114
(b) Name of parent		8116
22. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code 1=Yes 2=No)	2	8115
23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code 1=Yes 2=No)*	2	8117
24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	$ 0	8118

*Required in any Schedule I filed for the calendar year 1978 and succeeding years

FINRA Miscellaneous Information

Annual Municipal Income	$ 0	8151

Date: 1/27/10 5:13 PM
Status: Accepted

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: MMR, INC. [13]

SEC. FILE NO.: 8-34906 [14]

FIRM ID NO.: 16958 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

550 N. 159TH STREET EAST, SUITE 200 [20]
(No. and Street)

WICHITA [21] KS [22] 67230 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/09 [24]

AND ENDING (MM/DD/YY): 12/31/09 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT ____ [30]

(Area code) - Telephone No. ____ [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

	OFFICIAL USE
____ [32]	____ [33]
____ [34]	____ [35]
____ [36]	____ [37]
____ [38]	____ [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ________ day of ________ 20 ____

Manual Signatures of:

1) ____________________
Principal Executive Officer or Managing Partner

2) ____________________
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 1/27/10 5:13 PM
Status: Accepted

BROKER OR DEALER
MMR, INC. | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/09 [99]
SEC FILE NO. 8-34906 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

		Allowable	Non-Allowable	Total
1. Cash		$ 63,104 [200]		$ 63,104 [750]
2. Receivables from brokers or dealers:				
A. Clearance account		[295]		
B. Other		[300]	$ [550]	[810]
3. Receivables from non-customers		[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:				
A. Exempted securities		[418]		
B. Debt securities		[419]		
C. Options		[420]		
D. Other securities		[424]		
E. Spot commodities		[430]		[850]
5. Securities and/or other investments not readily marketable:				
A. At cost	$ [130]			
B. At estimated fair value		[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[460]	[630]	[880]
A. Exempted securities	$ [150]			
B. Other securities	$ [160]			
7. Secured demand notes:		[470]	[640]	[890]
Market value of collateral:				
A. Exempted securities	$ [170]			
B. Other securities	$ [180]			
8. Memberships in exchanges:				
A. Owned, at market	$ [190]			
B. Owned, at cost			[650]	
C. Contributed for use of the company, at market value			[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.		[490]	439 [680]	439 [920]
11. Other assets		[535]	[735]	[930]
12. Total Assets		$ 63,104 [540]	$ 439 [740]	$ 63,543 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 1/27/10 5:13 PM
Status: Accepted

BROKER OR DEALER

MMR, INC. as of 12/31/09

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other			1115		1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other		44,701	1205		1385	44,701	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders	$ 970						
2. Includes equity subordination (15c3-1(d)) of	$ 980						
B. Securities borrowings, at market value from outsiders	$ 990				1410		1720
C. Pursuant to secured demand note collateral agreements					1420		1730
1. from outsiders	$ 1000						
2. includes equity subordination (15c3-1(d)) of	$ 1010						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 44,701	1230	$	1450	$ 44,701	1760

Ownership Equity				
21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			115,000	1792
C. Additional paid-in capital				1793
D. Retained earnings			(96,158)	1794
E. Total			18,842	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 18,842	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 63,543	1810

OMIT PENNIES

Date: 1/27/10 5:13 PM
Status: Accepted

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
MMR, INC. as of 12/31/09

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 18,842	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			18,842	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 18,842	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 439	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(439)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 18,403	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 18,403	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 1/27/10 5:13 PM
Status: Accepted

BROKER OR DEALER

MMR, INC. as of 12/31/09

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	2,980	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	13,403	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	12,403	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	44,701	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	44,701	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	242.90	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Date: 1/27/10 5:13 PM
Status: Accepted

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

MMR, INC.

For the period (MMDDYY) from 10/01/09 [3932] to 12/31/09 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE		
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profits (losses) from underwriting and selling groups	19,377	3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services	95,755	3975
8. Other revenue	4,121	3995
9. Total revenue	$ 119,253	4030
EXPENSES		
10. Salaries and other employment costs for general partners and voting stockholder officers	9,012	4120
11. Other employee compensation and benefits	57,228	4115
12. Commissions paid to other brokers-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	9,073	4195
15. Other expenses	42,451	4100
16. Total expenses	$ 117,764	4200
NET INCOME		
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 1,489	4210
18. Provision for Federal income taxes (for parent only)		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ 1,489	4230
MONTHLY INCOME		
23. Income (current month only) before provision for Federal income taxes and extraordinary items	47,755	4211

Date: 1/27/10 5:13 PM
Status: Accepted

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

MMR, INC.

For the period (MMDDYY) from 10/01/09 to 12/31/09

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 17,353	4240
A. Net income (loss)		1,489	4250
B. Additions (includes non-conforming capital of	$ [4262])		4260
C. Deductions (includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (from item 1800)		$ 18,842	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 1/27/10 5:13 PM
Status: Accepted

BROKER OR DEALER

MMR, INC. as of 12/31/09

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $ ______ 4550

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... X 4560

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

______ 4335 ______ 4570

D. (k) (3) - Exempted by order of the Commission .... ______ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

SEC Mail Processing
Section

FEB 22 2010

Washington, DC
110

MMR INVESTMENT BANKERS, INC.

Accountant's Report and Financial Statements

FORM X-17a-5 FOCUS REPORT

Years Ended December 31, 2009 and 2008

MMR INVESTMENT BANKERS, INC.

Independent Auditor's Report

For the Year Ended December 31, 2009

Clay Thomas, P.C.
2/14/2010

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